SAGAMORE HOLDINGS, INC.
                       33 Wood Avenue South, Suite 600
                           Iselin, New Jersey 08830


August 12, 2005

Mr. Larry Spirgel
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549

RE:   Sagamore Holdings, Inc.
      Amendment No. 4 to Form SB-2
      Filed August 9, 2005
      File No. 333-122822

Dear Mr. Spirgel:

      This letter is in response to your letter dated August 12, 2005, commenting on Amended Form SB-2 filed August 9, 2005.

General

COMMENT 1:        Please revise  throughout  to ensure that you  consistently present the date your Comerica credit facility matures. We note that in management's discussion and analysis, you state both August 2005 and September 1, 2005 as maturity dates.

RESPONSE:         We have revised the disclosure as requested.

Mr. Larry Spirgel
August 12, 2005
Page 2


Prospectus Summary, page 1

COMMENT 2:        Please include a recent developments section that describes available financial information, such as total revenues and net income (loss), for your most recently-completed fiscal quarter. If appropriate, you may state that this information is preliminary and subject to the completion of the accounting and financial reporting processes necessary to finalize your financial statements for the period. Also, to the extent you have not done so, briefly note your material developments that occurred during the most recently-completed quarter.

RESPONSE:         We have added the disclosure as requested.

Where You Can Find More Information, page 45

COMMENT 3:        Please  revise  to  include  the  current  address  of our public reference room in Washington, D.C. at 100 F. Street, N.E.

RESPONSE:         We have revised the disclosure as requested.



                                    Sincerely,


                                    /s/ Robert P. Farrell
                                    ---------------------------------
                                    Robert P. Farrell
                                    Chief Executive Officer